                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                  OXFORD TAX EXEMPT FUND II LIMITED PARTNERSHIP
                  ---------------------------------------------
                                (Name of Issuer)

                         BENEFICIAL ASSIGNEE INTERESTS*
                         -----------------------------
                         (Title of Class of Securities)

                                    69181P100
                                    ---------
                                 (CUSIP Number)

                                 PATRICK J. FOYE
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                           COLORADO CENTER, TOWER TWO
                          2000 SOUTH COLORADO BOULEVARD
                             DENVER, COLORADO 80222
                                 (303) 757-8101
                                 --------------
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)

                               September 20, 2000
                               ------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-(f) or 13d-(g), check the following box. [ ]

                                    COPY TO:

                              JONATHAN L. FRIEDMAN
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                           300 SOUTH GRAND, 34TH FLOOR
                          LOS ANGELES, CALIFORNIA 90071
                                 (213) 687-5000



                                   ----------




----------
* Includes associated Rights under the Oxford Tax Exempt Fund II Limited Partnership BAC Holder Rights Agreement, dated as of May 30, 1995.

CUSIP No.  69181P100                   13D


1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  AIMCO PROPERTIES, L.P.
                  84-1275621

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                      (a)    [ ]
                                                                      (b)    [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                  WC, BK

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) OR 2(f)                                                  [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7.       SOLE VOTING POWER

         8.       SHARED VOTING POWER
                           684,705

         9.       SOLE DISPOSITIVE POWER

         10.      SHARED DISPOSITIVE POWER
                           684,705

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           684,705

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES
                                                                             [ ]
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  8.53%

14.      TYPE OF REPORTING PERSON

                  PN

CUSIP No. 69181P100                    13D


1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  AIMCO-GP, INC.


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)     [ ]
                                                                     (b)     [X]

3.       SEC USE ONLY

4.       SOURCES OF FUNDS

                  Not Applicable

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) OR 2(f)                                                  [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7.       SOLE VOTING POWER

         8.       SHARED VOTING POWER
                           684,705

         9.       SOLE DISPOSITIVE POWER

         10.      SHARED DISPOSITIVE POWER
                           684,705

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           684,705

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES
                                                                             [ ]
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  8.53%

14.      TYPE OF REPORTING PERSON

                  CO

CUSIP No.  69181P100                  13D


1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                  84-129577

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                      (a)    [ ]
                                                                      (b)    [X]

3.       SEC USE ONLY

4.       SOURCES OF FUNDS

                  Not Applicable

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)

                                                                             [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7.       SOLE VOTING POWER

         8.       SHARED VOTING POWER
                           684,705

         9.       SOLE DISPOSITIVE POWER

         10.      SHARED DISPOSITIVE POWER
                           684,705

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           684,705

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES
                                                                             [ ]
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           8.53%

14.      TYPE OF REPORTING PERSON
                           CO

                                  SCHEDULE 13D


                  This Statement (the "Statement") constitutes the Schedule 13D (the "Schedule 13D") of AIMCO Properties, L.P. ("AIMCO OP"), AIMCO-GP, Inc. ("AIMCO-GP") and Apartment Investment and Management Company ("AIMCO"). AIMCO OP, AIMCO-GP and AIMCO are herein referred to as the "Reporting Persons." The item numbers and responses thereto are set forth below in accordance with the requirements of Schedule 13D.

(1)      SECURITY AND SUBJECT COMPANY.

                  This Statement relates to Beneficial Assignee Interests ("BACs") of Oxford Tax Exempt Fund II Limited Partnership, a Maryland limited partnership ("OTEF"). The address of the OTEF's principal executive offices is Colorado Center, Tower Two, 2000 South Colorado Boulevard, Denver, Colorado 80222.

(2)      IDENTITY AND BACKGROUND.

                  (a)-(c), (f) The principal business of the Reporting Persons is the ownership, acquisition, development, expansion and management of multi-family apartment properties. The principal executive offices of the Reporting Persons are located at Colorado Center, Tower Two, 2000 South Colorado Boulevard, Denver, Colorado 80222. AIMCO Properties, L.P. is a Delaware limited partnership. AIMCO-GP, Inc. is a Delaware corporation. Apartment Investment and Management Company is a Maryland corporation. The executive officers and directors of AIMCO and AIMCO-GP are listed on Annex I to the Schedule 13D ("Annex I"), which is incorporated herein by reference.

         (d)-(e) During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the persons whose biographies are set forth in Annex I (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(3)      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The Reporting Persons used working capital and the following loan proceeds to finance the transactions described in Item (4) below.

         AIMCO OP borrowed $279 million, to pay the cash portion of the purchase price from Bank of America, N.A., Lehman Commercial Paper Inc. and several other lenders, pursuant to a secured term loan with a total availability of $302 million. The borrowers under the term loan are AIMCO Properties, L.P., NHP Management Company and AIMCO/Bethesda Holdings, Inc., and all obligations thereunder are guaranteed by AIMCO and certain of its subsidiaries. The annual interest rate under the term loan is based on either LIBOR or a base rate which is the higher of Bank of America's reference rate or 0.5% over the federal funds rate, plus, in either case, an applicable margin. The margin ranges between 4.0% and 5.0% in the case of LIBOR-based loans and between 1.0% and 2.0% in the case of base rate loans, based upon the number of months the loan is outstanding. The term loan expires on July 31, 2002. In addition, the term loan limits AIMCO from distributing more than 80% of its Funds From Operations (as defined) (or such amounts as may be necessary for AIMCO to maintain its status as a REIT), imposes minimum net worth requirements and provides financial covenants related to certain of AIMCO's assets and obligations. NHP Management Company and AIMCO/Bethesda Holdings, Inc. are subsidiaries of AIMCO.

                  In connection with obtaining the term loan, the existing secured revolving credit facility was modified. The $400 million revolving credit facility is with Bank of America and several other lenders, and AIMCO Properties, L.P., NHP Management Company and AIMCO/Bethesda Holdings, Inc. as borrowers, with all obligations thereunder guaranteed by AIMCO and certain of its subsidiaries. The annual interest rate under the credit facility is based on either LIBOR or a base rate which is the higher of Bank of America's reference rate or 0.5% over the federal funds rate, plus, in either case, an applicable margin. The margin ranges between 2.05% and 2.55% in the case of LIBOR-based loans and between 0.55% and 1.05% in the case of base rate loans, based upon a fixed charge coverage ratio. The credit facility expires on July 31, 2002, unless extended at the discretion of the borrowers, at which time the revolving facility would be converted into a term loan for up to two successive one-year periods. In addition, the credit facility limits AIMCO from distributing more than 80% of its Funds From Operations (as defined) (or such amounts as may be necessary for AIMCO to maintain its status as a REIT), imposes minimum net worth requirements and provides financial covenants related to certain of AIMCO's assets and obligations.

(4)      PURPOSE OF TRANSACTION.

         AIMCO is a real estate investment trust that owns and manages multifamily apartment properties throughout the United States. AIMCO OP is the operating partnership of AIMCO. AIMCO's Class A Common Stock is listed and traded on the New York Stock Exchange under the symbol "AIV." Based on apartment unit data compiled as of January 1, 1999, by the National Multi Housing Council, AIMCO believes that it is the largest owner and manager of multi-family apartment properties in the United States. As of June 30, 2000, AIMCO:

     -    owned or controlled 135,261 units in 483 apartment properties;

     -    held an equity interest in 100,441 units in 614 apartment properties;
          and

     - managed 108,176 units in 705 apartment properties for third party owners and affiliates.

                   On June 28, 2000, AIMCO, AIMCO OP and the principals of Oxford Realty Financial Group, Inc. entered into a definitive acquisition agreement pursuant to which, on September 20, 2000, AIMCO OP acquired all of the stock and other interests held by officers and directors in the entities which own and control the Oxford properties, for $328 million. In addition, as part of such acquisition, AIMCO OP acquired:

     o the entity which owns the managing general partner of OTEF and approximately 40% of the non-managing general partner of OTEF; and

     o options to purchase, from the principals of ORFG, 32,580 BACs and existing employee options that had been held by the principals of ORFG to purchase from OTEF 652,125 BACs.

                  The options for 32,580 BACs were granted by the sellers in the acquisition and, in general, are exercisable at the price offered in any acquisition transaction (as discussed below) or at a price equal to 90% of the fully diluted book value per BAC as reported by OTEF for the last calendar quarter prior to the exercise of the option, subject in both cases to possible upward adjustments if certain events occur after the exercise of the option, but in no case will the exercise price be less than the price the seller paid for the BACs. The 652,125 options granted by OTEF under its option plan are exercisable at $23.88 per

BAC and were purchased for $8.00, subject to possible upward adjustment if certain events occur in the future.

                  In addition, on September 20, 2000, AIMCO's executive officers became executive officers and three of the five directors of OTEF's managing general partner, Oxford Tax Exempt Fund II Corporation, and thereby control the management of OTEF. Effective as of the closing of the acquisition agreement, the board of directors and executive officers of Oxford Tax Exempt Fund II Corporation are those set forth on Annex I hereto.

                  The Oxford properties are 167 apartment communities including 36,949 units, located in 18 states. The properties are owned by 166 separate partnerships, subject to mortgage loans totaling $1.4 billion (Oxford's pro rata share of the indebtedness is $555 million). AIMCO, through an affiliate, previously managed 165 of the 167 Oxford properties pursuant to long-term contracts and was previously a stockholder in certain of the Oxford entities.

                  AIMCO OP paid $266 million in cash and $62 million in its partnership common units, valued at $45 per unit. In addition, approximately $19 million of transaction costs have been and will be incurred.

                  Although the Reporting Persons have no present intention to do so, they may acquire additional BACs or rights thereto or sell BACs or rights thereto. Any acquisition may be made through private purchases, through one or more future tender or exchange offers, by merger, consolidation or by any other means deemed advisable. Any acquisition may be at a price higher or lower than the prices previously paid for the options for the BACs, and may be for cash, limited partnership interests in AIMCO OP, stock of AIMCO or other consideration. The Reporting Persons also may consider selling some or all of the BACs or rights thereto they may acquire to persons not yet determined, which may include their affiliates. The Reporting Persons may also buy OTEF's assets, although they have no present intention to do so. There can be no assurance, however, that the Reporting Persons will initiate or complete, or will cause OTEF to initiate or complete, any subsequent transaction during any specific time period or at all.

                  AIMCO has agreed with the sellers of the assets in the Oxford acquisition that if AIMCO enters into an acquisition transaction involving OTEF before September 20, 2003, AIMCO will pay consideration in such acquisition transaction of no less than 90% of the fully diluted book value per BAC as reported by OTEF for the calendar quarter immediately preceding the date of the acquisition transaction. An acquisition transaction includes, but is not limited to, a merger, reorganization or other business combinations, tenders and exchange offers, purchases and the liquidation of OTEF.

                  The Reporting Persons do not have any present plans or proposals which relate to or would result in an extraordinary transaction, such as a merger, reorganization or liquidation, involving OTEF; a purchase or sale or transfer of a material amount of OTEF's assets; any further changes in OTEF's managing general partner any changes in OTEF's present capitalization or indebtedness policy; or any other material changes in OTEF's structure or business.

                  The Reporting Persons have no current plans to change OTEF's current distribution policy. The Reporting Persons have been advised that the possible future transactions the managing general partner of OTEF expects to consider on behalf of OTEF include: (i) refinancing, reducing or increasing existing indebtedness of OTEF; (ii) sales of assets, individually or as part of a complete liquidation; and (iii) mergers or other consolidation transactions involving OTEF. Any such merger or consolidation transaction could involve other limited partnerships in which such managing general partner or its affiliates serve as general partners, or a combination of OTEF with one or more existing, publicly traded entities (including, possibly, affiliates of the Reporting Persons), in any of which holders of BACs might receive cash, partnership interests, common stock or other securities or consideration. There is no assurance, however, as to when or whether any of the transactions referred to above might occur. If any such transaction is effected by OTEF and financial benefits accrue to the limited partners or BAC holders of OTEF, the Reporting Persons will participate in those benefits to the extent of their ownership of BACs. The Reporting Persons' primary objective in acquiring interests in BACs is to generate a profit on the investment represented by those BACs.

                  The Reporting Persons or their affiliates may loan funds to OTEF which may be secured by OTEF's assets. If any such loans are made, upon default of such loans, the Reporting Persons or their affiliates could seek to foreclose on the loan and related security interest. However, the Reporting Persons expect that, consistent with fiduciary obligations of the managing general partner of OTEF, the general partner will seek and review opportunities (including opportunities identified by the Reporting Persons) to engage in transactions which could benefit OTEF, such as sales of assets or a combination of OTEF with one or more other entities.

(5)      INTEREST IN SECURITIES OF THE ISSUER.

                  AIMCO OP holds options for 684,705 BACs, representing 8.53% of the outstanding BACs, based on the 7,343,800 BACs outstanding at June 30, 2000.

                  AIMCO-GP and AIMCO may be deemed to beneficially own the BACs directly owned by AIMCO OP by each of their relationship with AIMCO OP. AIMCO-GP is the sole general partner of AIMCO OP (owning approximately 1% of the total equity interests). AIMCO-GP is a wholly owned subsidiary of AIMCO.

                  Accordingly, for purposes of this Statement: (i) AIMCO OP is reporting that it will share the power to vote or direct the power to vote and the power to dispose or direct the disposition of the 684,705 BACs which it may acquire upon exercise of options for 684,705 BACs; (ii) AIMCO-GP is reporting that it will share the power to vote or direct the disposition of the 684,705 BACs which AIMCO OP may acquire upon exercise of such options; and (iii) AIMCO is reporting that it will share the power to vote or direct the vote and the power to dispose or direct the disposition of the 684,705 BACs which AIMCO OP may acquire upon exercise of such options.

                  For any BACs acquired, AIMCO OP will acquire the associated Rights under the OTEF BAC Holder Rights Agreement, dated as of May 30, 1995.

                  Patrick J. Foye, Executive Vice President of AIMCO, owns 800 BACs (less than 0.01% of the outstanding BACs).

(6) CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

                  Not applicable.

(7)      MATERIAL TO BE FILED AS EXHIBITS.

               (a) Acquisition Agreement, dated as of June 28, 2000, by and among Apartment Investment and Management Company, AIMCO Properties, L.P., NHP Management Company and AIMCO/NHP Properties, Inc., as Buyers, and Leo E. Zickler, Francis P. Lavin, Robert B. Downing, Mark E. Schifrin, Marc B. Abrams, and Richard R. Singleton, as Sellers. (Exhibit 2.1 to AIMCO's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, is incorporated herein by this reference.)

               (b) ILPI and BAC Agreement, dated as of September 20, 2000, by and among Apartment Investment and Management Company, AIMCO Properties, L.P. and AIMCO/NHP Properties, Inc., as Buyers, and Leo E. Zickler, Francis P. Lavin, Robert B. Downing, Mark E. Schifrin, Marc B. Abrams, and Richard R. Singleton, as Sellers.

               (c) Option Sale Agreement, dated as of September 20, 2000, by and among Apartment Investment and Management Company, AIMCO Properties, L.P., NHP Management Company and AIMCO/NHP Properties, Inc., as Buyers, and Leo E. Zickler, Francis P. Lavin, Robert B. Downing, Mark E. Schifrin, Marc B. Abrams, and Richard R. Singleton, as Sellers.

               (d) Interim Credit Agreement, dated as of September 20, 2000, among AIMCO Properties, L.P., NHP Management Company, AIMCO/Bethesda Holdings, Inc. Bank of America N.A., Lehman Commercial Paper Inc. and several other lenders.

               (e) Second Amended and Restated Credit Agreement, dated as of September 20, 2000, among AIMCO Properties, L.P., NHP Management Company, AIMCO/Bethesda Holdings, Inc. Bank of America N.A. and several other lenders.

               (f) Intercreditor and Subordination Agreement*, dated as of September 20, 2000, among AIMCO Properties, L.P., NHP Management Company, AIMCO/Bethesda Holdings, Inc. Bank of America N.A. and several other lenders.

               (g) Agreement of Joint Filing, dated September 20, 2000, among AIMCO OP, AIMCO-GP and AIMCO.

















----------
* Schedules and supplemental materials to the exhibits have been omitted, but will be provided to the Securities and Exchange Commission upon request.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 2, 2000
                                      AIMCO PROPERTIES, L.P.

                                      By: AIMCO-GP, INC.
                                           (General Partner)

                                      By: /s/ Patrick J. Foye
                                          --------------------------------------
                                          Patrick J. Foye
                                          Executive Vice President

                                      AIMCO-GP, INC.

                                      By: /s/ Patrick J. Foye
                                          --------------------------------------
                                          Patrick J. Foye
                                          Executive Vice President


                                      APARTMENT INVESTMENT
                                      AND MANAGEMENT COMPANY

                                      By: /s/ Patrick J. Foye
                                          --------------------------------------
                                          Patrick J. Foye
                                          Executive Vice President

                                                                         ANNEX I

                             OFFICERS AND DIRECTORS

         The names and positions of the executive officers of Apartment Investment and Management Company, AIMCO-GP, Inc and Oxford Tax Exempt Fund II Corporation, the managing general partner of OTEF are set forth below. The directors of AIMCO are also set forth below. The two directors of AIMCO-GP are Terry Considine and Peter Kompaniez. The directors of Oxford Tax Exempt Fund II Corporation are Terry Considine, Peter Kompaniez, Patrick J. Foye, Stephen P. Gavula, Jr. (a director since May 1997) and Scot B. Barker (a director since May
1997). Unless otherwise indicated, the business address of each executive officer and director is Colorado Center, Tower Two, 2000 South Colorado Boulevard, Suite 2-1000, Denver, Colorado 80222. Each executive officer and director is a citizen of the United States of America.



                     NAME                                                     POSITION
                     ----                                                     --------
Terry Considine................................ Chairman of the Board of Directors and Chief Executive
                                                Officer
Peter K. Kompaniez............................. Vice Chairman, President and Director
Thomas W. Toomey............................... Chief Operating Officer
Harry G. Alcock................................ Executive Vice President and Chief Investment Officer
Joel F. Bonder................................. Executive Vice President, General Counsel and Secretary
Patrick J. Foye................................ Executive Vice President
Lance J. Graber................................ Executive Vice President--Acquisitions
Steven D. Ira.................................. Co-Founder and Executive Vice President
Paul J. McAuliffe.............................. Executive Vice President and Chief Financial Officer
James N. Bailey................................ Director
Richard S. Ellwood............................. Director
J. Landis Martin............................... Director
Thomas L. Rhodes............................... Director



                     NAME                            PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                     ----                            ---------------------------------------------
Terry Considine................................ Mr. Considine has been Chairman of the Board of Directors and Chief Executive Officer of AIMCO since July 1994.
                                                Mr. Considine serves as Chairman of the Board of Directors of American Land Lease, Inc. (formerly Asset Investors
                                                Corporation and Commercial Assets, Inc.), a other public
                                                real estate investment trusts.  Mr. Considine has been and remains involved as a principal in a variety of other business activities.



          NAME                                   PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
          ----                                   ---------------------------------------------
Peter K. Kompaniez............................. Mr. Kompaniez has been Vice Chairman of the Board of
                                                Directors of AIMCO since July 1994 and was appointed
                                                President in July 1997.  Mr. Kompaniez has also served as
                                                Chief Operating Officer of NHP Incorporated ("NHP"),
                                                which was acquired by AIMCO in December 1997.  From
                                                1986 to 1993, he served as President and Chief Executive
                                                Officer of Heron Financial Corporation ("HFC"), a United
                                                States holding company for Heron International, N.V.'s real estate and related assets.  While at HFC, Mr. Kompaniez
                                                administered the acquisition, development and disposition
                                                of approximately 8,150 apartment units (including 6,217
                                                units that have been acquired by AIMCO) and 3.1 million
                                                square feet of commercial real estate.

Thomas W. Toomey............................... Mr. Toomey served as Senior Vice President -- Finance and
                                                Administration of AIMCO from January 1996 to March
                                                1997, when he was promoted to Executive Vice President --
                                                Finance and Administration.  Mr. Toomey served as
                                                Executive Vice President -- Finance and Administration
                                                until December 1999, when he was appointed Chief Operating
                                                Officer.  From 1990 until 1995, Mr. Toomey served
                                                with Lincoln Property Company ("LPC") as Vice
                                                President/Senior Controller and Director of
                                                Administrative Services of Lincoln Property Services where he was responsible for LPC's computer systems, accounting, tax, treasury services and benefits administration.  From 1984 to
                                                1990, he was an audit manager with Arthur Andersen & Co.
                                                where he served real estate and banking clients.  Mr.
                                                Toomey received a B.S. in Business Administration/Finance
                                                from Oregon State University.

Harry G. Alcock................................ Mr. Alcock served as a Vice President of AIMCO from July
                                                1996 to October 1997, when he was promoted to Senior
                                                Vice President -- Acquisitions.  Mr. Alcock served as Senior
                                                Vice President -- Acquisitions until October 1999, when he was promoted to Executive Vice President and Chief
                                                Investment Officer.  Mr. Alcock has had responsibility for acquisition and financing activities of AIMCO since July
                                                1994.  From June 1992 until July 1994, Mr. Alcock served
                                                as Senior Financial Analyst for PDI and HFC.  From 1988
                                                to 1992, Mr. Alcock worked for Larwin Development
                                                Corp., a Los Angeles-based real estate developer, with
                                                responsibility for raising debt and joint venture equity to fund land acquisition and development.  From 1987 to 1988,
                                                Mr. Alcock worked for Ford Aerospace Corp.  He received
                                                his B.S. from San Jose State University.



          NAME                                   PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
          ----                                   ---------------------------------------------
Joel F. Bonder................................. Mr. Bonder was appointed Executive Vice President,
                                                General Counsel and Secretary of AIMCO effective December
                                                1997.  Prior to joining AIMCO, Mr. Bonder served as
                                                Senior Vice President and General Counsel of NHP from
                                                April 1994 until December 1997.  Mr. Bonder served as
                                                Vice President and Deputy General Counsel of NHP from
                                                June 1991 to March 1994 and as Associate General Counsel
                                                of NHP Incorporated from 1986 to 1991.  From 1983 to
                                                1985, Mr. Bonder practiced with the Washington, D.C. law
                                                firm of Lane & Edson, P.C. and from 1979 to 1983 practiced with the Chicago law firm of Ross and Hardies.  Mr.
                                                Bonder received a B.A. from the University of Rochester
                                                and a J.D. from Washington University School of Law.

Patrick J. Foye................................ Mr. Foye was appointed Executive Vice President of
                                                AIMCO in May 1998.  He is responsible for acquisitions of
                                                partnership securities, consolidation of minority interests, and corporate and other acquisitions.  Prior to joining
                                                AIMCO, Mr. Foye was a Merger and Acquisitions Partner
                                                in the law firm of Skadden, Arps, Slate, Meagher & Flom
                                                LLP from 1989 to 1998 and was Managing Partner of the
                                                firm's Brussels, Budapest and Moscow offices from 1992
                                                through 1994.  Mr. Foye is also Deputy Chairman of the
                                                Long Island Power Authority and serves as a member of the
                                                New York State Privatization Council.  He received a B.A.
                                                from Fordham College and a J.D. from Fordham Law
                                                School and was Associate Editor of the Fordham Law
                                                Review.

Lance J. Graber................................ Mr. Graber was appointed Executive Vice President --
                                                Acquisitions of AIMCO in October 1999.  His principal
                                                business function is acquisitions.  Prior to joining AIMCO,
                                                Mr. Graber was an Associate from 1991 through 1992 and
                                                then a Vice President from 1992 through 1994 at Credit
                                                Suisse First Boston engaged in real estate financial advisory services and principal investing.  He was a Director there from 1994 to May 1999, during which time he supervised a
                                                staff of seven in the making of principal investments in
                                                hotel, multi-family and assisted living properties.  Mr.
                                                Graber received a B.S. and an M.B.A. from the Wharton
                                                School of the University of Pennsylvania.




            NAME                                   PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
            ----                                   ---------------------------------------------
Steven D. Ira.................................. Mr. Ira is a Co-Founder of AIMCO and has served as
                                                Executive Vice President -- Property Operations of AIMCO
                                                since July 1994.  From 1987 until July 1994, he served as
                                                President of Property Asset Management ("PAM").  Prior to
                                                merging his firm with PAM in 1987, Mr. Ira acquired
                                                extensive experience in property management.  Between
                                                1977 and 1981 he supervised the property management of
                                                over 3,000 apartment and mobile home units in Colorado,
                                                Michigan, Pennsylvania and Florida, and in 1981 he joined
                                                with others to form the property management firm of
                                                McDermott, Stein and Ira.  Mr. Ira served for several years on the National Apartment Manager Accreditation Board
                                                and is a former president of both the National Apartment
                                                Association and the Colorado Apartment Association.  Mr.
                                                Ira is the sixth individual elected to the Hall of Fame of the
                                                National Apartment Association in its 54-year history.  He holds a Certified Apartment Property Supervisor (CAPS)
                                                and a Certified Apartment Manager designation from the
                                                National Apartment Association, a Certified Property
                                                (CPM) designation from the National Institute of Real
                                                Estate Management (IREM) and he is a member of the
                                                Boards of Directors of the National Multi-Housing Council,
                                                the National Apartment Association and the Apartment
                                                Association of Greater Orlando.  Mr. Ira received a B.S.
                                                from Metropolitan State College in 1975.

Paul J. McAuliffe.............................. Mr. McAuliffe has been Executive Vice President of
                                                AIMCO since February 1999 and was appointed Chief
                                                Financial Officer in October 1999.  Prior to joining AIMCO,
                                                Mr. McAuliffe was Senior Managing Director of Secured
                                                Capital Corp and prior to that time had been a Managing
                                                Director of Smith Barney, Inc. from 1993 to 1996, where he was senior member of the underwriting team that lead
                                                AIMCO's initial public offering in 1994.  Mr. McAuliffe
                                                was also a Managing Director and head of the real estate
                                                group at CS First Boston from 1990 to 1993 and he was a
                                                Principal in the real estate group at Morgan Stanley & Co.,
                                                Inc. where he worked from 1983 to 1990. Mr. McAuliffe
                                                received a B.A. from Columbia College and an M.B.A.
                                                from University of Virginia, Darden School.


            NAME                                   PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
            ----                                   ---------------------------------------------
James N. Bailey................................ Mr. Bailey was appointed a  Director of AIMCO in 1999. In
                                                1973, Mr. Bailey co-founded Cambridge Associates, Inc., which is an investment consulting firm for nonprofit institutions and wealthy family groups. He is also co-founder, treasurer and director of The Plymouth Rock Company, Direct
                                                Response Corporation and Homeowners's Direct Corporation,
                                                all United States personal lines insurance company. He
                                                received his MBA and JD degrees in 1973 from Harvard
                                                Business School and Harvard Law School.


Richard S. Ellwood............................. Mr. Ellwood was appointed a director of AIMCO in July
12 Auldwood Lane                                1994.  Mr. Ellwood is currently Chairman of the Audit
Rumson, NJ 07660                                Committee and a member of the Compensation Committee.
                                                Mr. Ellwood is the founder and President of R.S. Ellwood
                                                & Co., Incorporated, a real estate investment banking firm.
                                                Prior to forming R.S. Ellwood & Co., Incorporated in 1987,
                                                Mr. Ellwood had 31 years experience on Wall Street as an
                                                investment banker, serving as:  Managing Director and
                                                senior banker at Merrill Lynch Capital Markets from 1984
                                                to 1987; Managing Director at Warburg Paribas Becker
                                                from 1978 to 1984; general partner and then Senior Vice
                                                President and a director at White, Weld & Co. from 1968 to
                                                1978; and in various capacities at J.P. Morgan & Co. from
                                                1955 to 1968.  Mr. Ellwood currently serves as director of
                                                Felcor Lodging Trust, Incorporated and Florida East Coast
                                                Industries, Inc.

J. Landis Martin............................... Mr. Martin was appointed a director of AIMCO in July
199 Broadway                                    1994 and became Chairman of the Compensation Commit
Suite 4300                                      tee on March 19, 1998.  Mr. Martin is a member of the
Denver, CO 80202                                Audit Committee.  Mr. Martin has served as President and
                                                Chief Executive Officer of NL Industries, Inc., a manufacturer of titanium dioxide since 1987. Mr. Martin has served
                                                as Chairman of Tremont Corporation ("Tremont"), a holding
                                                company operating through its affiliates Titanium Metals
                                                Corporation ("TIMET") and NL Industries, Inc. ("NL"), since
                                                1990 and as Chief Executive Officer and a director of
                                                Tremont since 1988. Mr. Martin has served as Chairman of
                                                TIMET, an integrated producer of titanium since 1987 and
                                                Chief Executive Officer since January, 1995. From 1990 until its acquisition by a predecessor of Halliburton Company
                                                ("Halliburton") in 1994, Mr. Martin served as Chairman of
                                                the Board and Chief Executive Officer of Baroid Corporation,
                                                an oilfield services company. In addition to Tremont, NL and
                                                TIMET, Mr. Martin is a director of Halliburton, which is
                                                engaged in the petroleum services, hydrocarbon and
                                                engineering industries, and Crown Castle International
                                                Corporation, a communications company.




Thomas L. Rhodes.........................  Mr. Rhodes was appointed a Director of AIMCO in July
215 Lexington Avenue                       1994 and is currently a member of the Audit and Compensation
4th Floor                                  Committees.  Mr. Rhodes has served as the President
New York, NY 10016                         and Director of National Review magazine since November
                                           1992, where he has also served as a Director since 1988.
                                           From 1976 to 1992, he held various positions at Goldman,
                                           Sachs & Co. and was elected a General Partner in 1986 and
                                           served as a General Partner from 1987 until November 1992. He is currently Vice Chairman of the Board of Director of
                                           American Land Lease, Inc. He also serves as a Director of
                                           Delphi Financial Group and its subsidiaries, Delphi
                                           International Ltd., Oracle Reinsurance Company and The Lynde
                                           and Harry Bradley Foundation.

                                 EXHIBIT INDEX


       EXHIBIT
       NUMBER                            DESCRIPTION
       -------                           -----------

         (a) Acquisition Agreement, dated as of June 28, 2000, by and among Apartment Investment and Management
                           Company, AIMCO Properties, L.P., NHP Management
                           Company and AIMCO/NHP Properties, Inc., as Buyers, and Leo E. Zickler, Francis P. Lavin, Robert B.
                           Downing, Mark E. Schifrin, Marc B. Abrams, and
                           Richard R. Singleton, as Sellers. (Exhibit 2.1 to
                           AIMCO's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, is incorporated herein by this reference.)

         (b)               ILPI and BAC Agreement, dated as of September 20,
                           2000, by and among Apartment Investment and Management Company, AIMCO Properties, L.P. and
                           AIMCO/NHP Properties, Inc., as Buyers, and Leo E.
                           Zickler, Francis P. Lavin, Robert B. Downing, Mark E.
                           Schifrin, Marc B. Abrams, and Richard R. Singleton, as Sellers.

         (c)               Option Sale Agreement, dated as of September 20,
                           2000, by and among Apartment Investment and Management Company, AIMCO Properties, L.P., NHP
                           Management Company and AIMCO/NHP Properties, Inc., as
                           Buyers, and Leo E. Zickler, Francis P. Lavin, Robert
                           B. Downing, Mark E. Schifrin, Marc B. Abrams, and
                           Richard R. Singleton, as Sellers.

         (d)               Interim Credit Agreement, dated as of September 20,
                           2000, among AIMCO Properties, L.P., NHP Management
                           Company, AIMCO/Bethesda Holdings, Inc., Bank of
                           America N.A., Lehman Commercial Paper Inc. and several other lenders.

         (e) Second Amended and Restated Credit Agreement, dated as of September 20, 2000, among AIMCO Properties,
                           L.P., NHP Management Company, AIMCO/Bethesda
                           Holdings, Inc., Bank of America N.A. and several other lenders.

         (f) Intercreditor and Subordination Agreement*, dated as of September 20, 2000, among AIMCO Properties, L.P.,
                           NHP Management Company, AIMCO/Bethesda Holdings,
                           Inc., Bank of America N.A. and several other lenders.

         (g) Agreement of Joint Filing, dated September 20, 2000, among AIMCO OP, AIMCO-GP and AIMCO.

----------
* Schedules and supplemental materials to the exhibits have been omitted, but will be provided to the Securities and Exchange Commission upon request.